Filed by Cantor Equity Partners, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners, Inc.

Commission File No. 001-42250

Date: May 15, 2025

As previously disclosed, on April 22, 2025, Cantor Equity Partners, Inc. (the “Company”) and Twenty One Capital, Inc., a Texas corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Twenty One Merger Sub D, a Cayman Islands exempted company, Twenty One Assets, LLC, a Delaware limited liability company, Tether Investments, S.A. de C.V., an El Salvador Sociedad anónima de capital variable, iFinex, Inc., a British Virgin Islands company, and solely for the purposes of certain provisions in the Business Combination Agreement, Stellar Beacon LLC, a Delaware limited liability company.

On May 14, 2025, Brandon Lutnick, Chief Executive Officer of the Company, conducted a fireside chat at Consensus Conference, Hosted by Michael Lau and the transcript is below.

Transcript of Brandon Lutnick Fireside Chat at Consensus Conference, Hosted by Michael Lau, published on May 15, 2025 at https://rumble.com/v6tf8f7-brandon-lutnick-interviewed-by-michael-lau-at-consensus-2025.html?e9s=src_v1_ucp.

Michael Lau

All right, so we're thrilled to have Brandon Lutnick with us here today. For those of you don't know, in February, Brandon was appointed Chairman of Cantor Fitzgerald and a member of the Board of Directors for BGC Group, a leading global brokerage and financial technology company listed on Nasdaq. And he also serves as the Chairman and CEO for Cantor Fitzgerald SPACs, and as I understand it, also Brandon's first time speaking at a conference in his capacity as such. So we're really, really thrilled to have you here with us today. I mean, you're already making headlines. Just last month, for those of you who haven't been aware, they announced that there was a SPAC under Cantor that Brandon's leading that announced a business combination with Twenty One, a Bitcoin native company, which is backed by Tether and SoftBank. So got a lot to go through, and so we'd like to start with the first question. I mean, a lot's changed for you over the last couple of months. So tell me, how's it going?

Brandon Lutnick

I'm having the most fun ever. It's definitely been an absolutely wild ride, but it's actually funny. So Bernie Cantor started the firm in 1945 when he was 29 years old. My father then took over the firm when he was 29 years old, and I'm 27 so if you told me I'd somehow beat both of them, I would have laughed at you. But I'm having the most fun. It's super exciting. I'm incredibly grateful and fortunate, and we have an incredible executive leadership team at Cantor, so not all the weight falls on my shoulders.

Michael Lau

No, that's awesome. So, I mean, you're at a crypto blockchain conference, you know, the one thing I'd say is not everyone's particularly that familiar with Cantor. So, could you just help the audience to get to know a little bit more. What is Cantor? What is Cantor Fitzgerald?

Brandon Lutnick

Yeah, of course. I would think most of you guys know Cantor Fitzerald as the firm that was deeply affected on September 11, 2001. The firm was located on the 101st to the 105th floor of the World Trade Center. We lost 658 employees that day, including my uncle Gary, and my godfather, Doug. My dad was actually alive today because he was dropping my brother then me off at our first day of school. But he rebuilt the firm, took care of all the families in the process, and rebuilt it to what it is today. And the way I view it is, it is the largest private partnership on Wall Street. I divide into three groups. So the first one is BGC, which is publicly traded. It's the largest wholesale exchange in the world. Second one is Newmark, also publicly traded. It's a leading real estate commercial brokerage firm, mostly in the US. And the last one, what's relevant here is Cantor, which is a leading, Premier Global Investment Bank, and also one of 25 primary dealers. And again, I think, you know, the beauty of Cantor is that it's private, so we get to commit to industries we love, stick to them for a long time, and we get to skate to where the puck is going. I mean, I think, you know, I think the SPAC space is a really good microcosm of what we want to do with crypto. We were the number one we were the number one player in the SPAC space for 15 years before the boom. We were still a top, you know, player in the, during the boom and post boom, we're still the number one player again. So we skate to where the puck is going. And, yeah, we launched to the crypto space, you know, five years ago. Crypto is like dog years, so pretty much. That's like 40 years at this point, and it's been a lot of fun.

Michael Lau

That's really cool. And I mean, I'm pretty curious, and I'm sure a lot of people here are as well tell us a bit more about your crypto journey, like, have you always been interested in the space, and what got you, I guess, interested to start with?

Brandon Lutnick

So if you, if you read Bloomberg, Bloomberg actually reported that I was a Tether intern. That's not true, but I did learn a lot about crypto from the Tether guys. They "orange pilled" me. As I were to say, I don't think they orange pilled me enough. I'm still sitting here in a suit, but they definitely orange pilled me. And I think, you know, they've been a core partner of Cantor for a long time. But I think again, just because you put the letters "De" in front of DeFi...you know, D in front of finance, doesn't really change the topic. And at Cantor, you know, we really value ourselves as core, respected players in the finance space. And when you think of us, I think, you know, we want to bring credibility to the space. Again, 80-year institution. And we just want to be a big player in the space. And I think crypto really fits Cantor as a whole, because we're private and a primary dealer, so how we can play the space is incredibly unique.

Michael Lau

Yeah, no, it's quite interesting, because I've done quite a lot of stuff with various different banks and I'd say in general, like, if you speak to the average person about TradFi, and you know, as a TradFi institution, most people would say that TradFi is just kind of dipping their toes in but, you know, I've personally learned that, you know, Cantor is really kind of an exception, in the sense that you guys are doing more stuff in this space. So can you tell me a little bit more about the journey? Like, where did it start? And, like, you know, help us understand a little bit more the story of Cantor going into the crypto space?

Brandon Lutnick

No, definitely. So in July, 2020, the OCC stated that banks would be able to custody crypto assets or assets of crypto companies, excuse me, and we realized that we knew nothing about the space. So we decided to go out and meet everyone we possibly could, and that included the good, the great and the bad. And in meeting all those companies, we ended up in front of Tether. And at that point, there were a lot of rumors and speculation about the firm, you know, they didn't have the assets that they said they did. But we, when we met Tether, realized what a truly special company they were and the real world value they could bring. So we said, you know, open up your books. And we did two years of gruesome diligence. I personally checked a lot of their reserves, and we proved all those rumors wrong. Again, Cantor's a primary dealer, and all those assets sit at Cantor.

Michael Lau

Yeah, no, that's really interesting. I mean, just for people in the audience to know a little bit more, can you tell us a bit more about how Cantor's setting itself apart in this space? Like you've kind of mentioned that it sets apart from the track record. But also, how are you thinking about it now, in terms of staying ahead?

Brandon Lutnick

I think, I think the beauty of Cantor is that when we're committed to something, we're committed to something. I think if you know, God forbid Bitcoin tanked tomorrow 50%, a lot of our competitors, and a lot of you know the classic TradFi Wall Street guys would run away. That's definitely not what we're going to do. We say we're committed. We're committed. In '21 we hired our first crypto bankers, and '22 we hired our first research analysts, and we're the only real Wall Street institution that has pure, dedicated research analysts. And we also host conferences every year. Our first conference actually was the week FTX went down, so that was incredibly well timed. But you know, we, we're our value prop is that we're really committed to the space, and more than just as a TradFi, you know, Wall Street institution, we're really trying to grow and get smarter. And I think you can really see that with our Bitcoin lending project. So again, trying to bring credibility to the space, we're launching a $2 billion Bitcoin lending product to start, with Anchorage and Copper as our custodians. And that project, along with so many other more we plan to launch, like Twenty One Capital, you touched on. Super excited.

Michael Lau

Yeah, no. So on Twenty One Capital. So Cantor recently made headlines around Twenty One Capital's announcement that it entered into a definitive agreement for a business combination with one Cantor Equity Partners, Inc. So one of the SPACs that you lead. Can you tell us a bit more about how it all came together?

Brandon Lutnick

It's actually something I'm super proud of. I think, you know, Cantor is really built on the fact that we have incredible relationships, and we turn those relationships into, you know, really beautiful projects. And I think when you look at us, Twenty One Capital is a Bitcoin native Treasury company. We launched with almost $4 billion backed by Tether, the world's largest stablecoin, and Soft Bank, you know, one I consider, you know, one of the great tech investors of all time. So to bring two partners together into an initiative like a Bitcoin Treasury project through a Cantor SPAC is definitely something I'm super, super excited about and really incredibly proud of the whole Cantor team.

Michael Lau

Yeah, no, it's really interesting. And how will Twenty One Capital set themselves apart from other publicly listed companies or financial instruments that offer exposure to Bitcoin?

Brandon Lutnick

So, I think the one of the best things about Cantor [Correction: Twenty One] is that it's led by Jack Mallers, who I'm a huge, huge fan of. I don't know if you guys know him, but he's incredibly pro-Bitcoin, incredibly smart, and he's leading it. So when you look at blue chip investors, an incredibly smart, sophisticated leader in Jack Mallers. And then the fact that we're launching the third largest Bitcoin Treasury company already at its launch, I think, are super exciting. And then we have two Bitcoin KPIs that I think are really special, Bitcoin per share and Bitcoin return rate, BRR, almost like printing money. But if you look at Twenty One Capital, the goal is to increase your Bitcoin per share. So like as an ETF, you buy some ETF, it's flat. The goal of Jack, of Twenty One Capital, is to increase your Bitcoin per share, which I think is a super interesting and exciting initiative.

Michael Lau

Yeah, no, that definitely is quite interesting. So final question I have for you, so crypto adoption, you know, I kind of noted earlier today started off as a fairly grassroots bottoms up movement, lot of peer to peer, extra lead type of adoption. But in recent years, we've seen that kind of top down tailwind of regulatory clarity, as well as government support, accelerating adoption, and I see this kind of particularly converging in the US. So with that being said, I'd love to get your perspective like, what are some of the real world issues that you see in your kind of unique position that digital assets and crypto can solve?

Brandon Lutnick

I think when you look around the world, there are billions of people that are unbanked and hundreds of millions that aren't as lucky as we are, and face heavy inflation year over year. So the way the two things I'm super excited about from crypto, from 30,000 foot view is one, remittances, and two, the fight against BRICS in terms of dollar hegemony, currency around the world. I think, think about remittances. It's an initiative where people want to send money home, and right now, it makes it incredibly hard to and, you know, people are getting ripped off by fees. You know, think about sending $100 home to your parents. Only $70 gets there. So I think the way crypto works, it's honestly active today, is you can send money quicker, more efficiently and with less fees. And I think remittances will become a global initiative in terms of Bitcoin, stablecoins, you name it. And I think if you think about dollar hegemony, the fight, the fight is going on right now. I mean, you have BRICS countries pushing their currency around the world. You know, obviously I'm American, so I want to spread the dollar around. And I think stablecoins, you know, do an incredible job of dollar hegemony and also allowing retail around the world to get access to the dollar, and that for the US government increases their wanting of debt increases of you know. I think stablecoins would allow access to trillions and trillions and trillions of US debt demand, which the US desperately needs. So I think stablecoins and Bitcoin should do a great job in those two initiatives.

Michael Lau

Gotcha. Gotcha, well, Brandon, really enjoyed having you on stage with us here.

Brandon Lutnick

Thank you for having me.

Michael Lau

So glad that you able to join us, and if you can just join me with a warm welcome or warm thank you for Brandon, for joining us on stage. It's great.

On May 15, 2025, Mr. Lutnick made the following communications on his X account regarding the above fireside chat.

On May 15, 2025, Mr. Lutnick made the following communications on his LinkedIn account regarding the above fireside chat.

On May 15, 2025, Cantor Fitzgerald L.P. made the following communications on their X account regarding the above fireside chat.

On May 15, 2025, Cantor Fitzgerald L.P. made the following communications on their LinkedIn account regarding the above fireside chat.

Additional Information and Where to Find It

Pubco and the Company intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of the Company and a prospectus (the “Proxy Statement/Prospectus”) in connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of the Company as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. The Company and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions or the concurrent private purchases of convertible notes (the “Convertible Notes”) and Class A ordinary shares by certain investors (the “PIPE Investments”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF THE COMPANY AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE COMPANY’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by the Company and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Twenty One Capital, Inc., via email at info@xxi.money, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and the Class A ordinary shares of the Company to be issued in the PIPE Investment have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

The Company, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of the Company’s securities are, or will be, contained in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the Company’s shareholders in connection with the Proposed Transactions, including the names and interests of Pubco’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco and the Company with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving Pubco and the Company, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Pubco, the Company and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions , the assets held by Pubco, the price and volatility of Bitcoin, Bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, Pubco’s listing on any securities exchange, the macro and political conditions surrounding Bitcoin, the planned business strategy including Pubco’s ability to develop a corporate architecture capable of supporting financial products built with and on Bitcoin and future innovations that will replace legacy financial tools with Bitcoin-aligned alternatives, Pubco’s ability to grow its Bitcoin per share, and Bitcoin return rate, Pubco’s ability to build Bitcoin financial services and build on top of Bitcoin with high-margin, high-growth cash flow opportunities, Pubco’s ability to give its shareholders Bitcoin exposure to participate in Bitcoin in the capital markets plans and use of proceeds as well as any potential future capital raises, objectives of management for future operations of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions, and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; the risk that the Proposed Transactions may not be completed by the Company’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of the Company’s shareholders, or either of the PIPE Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the Company’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of the Company or the shares of Class A common stock of Pubco; the lack of a third-party fairness opinion in determining whether or not to pursue the Proposed Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; the risks that growing Pubco’s learning programs and educational content could be difficult; challenges in implementing Pubco’s business plan including Bitcoin-related financial and advisory services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A common stock will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s Class A common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, the Company or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that Pubco and/or the Company filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of the Company dated as of August 12, 2024 and filed by the Company with the SEC on August 13, 2024, the Company’s Quarterly Reports on Form 10-Q, the Company’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and the Company and the Proxy Statement/Prospectus contained therein, and other documents filed by the Company and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither the Company nor Pubco presently know or that the Company and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of the Company and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Pubco gives any assurance that either the Company or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Pubco or any other person that the events or circumstances described in such statement are material.